MAP V ACQUISITION, INC.
25 Highland Boulevard
Dix Hills, New York 11746
Tel: (310) 396-1691

INFORMATION STATEMENT
PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14f-1 THEREUNDER

INTRODUCTION

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder and is being delivered on or about January 8, 2008 to the holders of record of common stock, par value $0.0001 per share of MAP V Acquisition, Inc., a Delaware corporation (the “Company”) at the close of business December 27, 2007 and in connection with the change of control and composition of the board of directors of the Company, as fully described below.

On December 27, 2007, the Company and all of its shareholders (collectively the “Sellers”), as identified on Exhibit A, entered into a Stock Purchase Agreement (“Stock Purchase Agreement”) with Highland Global Partners, Inc. (the “Purchaser”), pursuant to which the Sellers agreed to sell to the Purchaser 2,500,000 of the Company’s shares of common stock (the “Shares”), representing 100% of the issued and outstanding capital stock of the Company as of December 27, 2007. In consideration of the purchase of the Shares, the Purchaser paid on December 28, 2007 the total sum of thirty thousand Dollars ($30,000) pursuant to and in accordance with the terms of the Stock Purchase Agreement. The source of such capital was the Purchaser’s working capital. The sale of the Shares to the Purchaser, an accredited investor, was made pursuant to the exemptions from registration afforded by Sections 4(2) and 4(6) of the Securities Act of 1933, as amended

This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s shareholders and is being mailed to the stockholders of record as of December 27, 2007 and filed with the Securities and Exchange Commission on January 7, 2008.

A copy of the Stock Purchase Agreement was filed with the Securities and Exchange Commission as an exhibit 10.1 to a Current Report on Form 8-K on January 3, 2008.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

VOTING SECURITIES AND PRINCIPAL HOLDERS

On December 27, 2007, there were 2,500,000 shares of common stock issued and outstanding. After the closing, there were 2,500,000 shares of common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

The following table sets forth certain information with respect to the beneficial ownership of the Company’s common stock as of December 27, 2007 and immediately after the closing of the transactions contemplated by the Stock Purchase Agreement by:

•
each stockholder known by the Company to be the beneficial owner of more than 5% of the Company’s outstanding securities prior to and immediately after the closing of the transactions contemplated by the Stock Purchase Agreements;

•	each current director and each person that will become a director following the closing of the Stock Purchase Agreement;

•	each executive officers of the Company; and

•	all current directors and executive officers as a group; and

Unless otherwise specified, the address of each of the persons set forth below is in care of MAP V Acquisition, Inc., 25 Highland Boulevard, Dix Hills, New York 11746.

Name, Position and Address of Beneficial Owner (1)	Before Closing of the Stock Purchase Agreement (2)		After Closing of the Stock Purchase Agreement (3)
	Amount and Nature of Beneficial Ownership	Percent of Common Stock	Amount and Nature of Beneficial Ownership	Percent of Common Stock

I. Steven Edelson, Chairman, Director 3010 Floral Drive Northbrook, IL, 60062	25,000	1%	0	0

Lawrence E. Koehler, Chief Financial Officer, Director 1856 Sunnyside Circle Northbrook, IL 60062	25,000	1%	0	0

C.A. Nathaniel Kramer 400 Park Avenue, Suite 1440 New York, NY 10022	25,000	1%	0	0

Michael A. Reinsdorf 695 Birch Road Glencoe, IL 60062	25,000	1%	0	0

Ronald M. Lambert, President, Secretary, Director 1320 Edgewood Lane Northbrook, IL 60062	25,000	1%	0	0

SENK V LLC (4) 3201 Old Glenview Road Suite 235 Wilmette, IL 60091	2,375,000	95%	0	0

Steven Moskowitz, President, Chief Executive Officer, Director Empire State Building 350 5th Avenue Suite 2204 New York NY, 10118	0	0%	0	0

Highland Global Partners, Inc. 25 Highland Boulevard Dix Hills, New York 11746	0	0%	2,500,000	100%

All officers and directors as a group (5 persons named above)	125,000	5%	0	0%
* less than 1%.

(1)
Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of our common stock.

(2)	A total of 2,500,000 shares of Company common stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1).

(3)	Based on 2,500,000 shares of the Company’s Common Stock that is outstanding after the consummation of the Stock Purchase Agreement.

(4)	Each of Messrs. Edelson, Koehler, Kramer, Reinsdorf and Lambert holds 20% of SENK V LLC.

CHANGES IN CONTROL

On December 27, 2007, the Sellers entered into a Stock Purchase Agreement with the Purchaser, pursuant to which the Sellers agreed to sell to the Purchaser 2,500,000 shares of the Company’s common stock (the “Shares”), representing 100% of the Company’s issued and outstanding common stock on the December 27, 2007, for a purchase price of thirty thousand Dollars ($30,000). The sale represents a change of control of the Company and the Shares acquired by the Purchaser represents 100% of the issued and outstanding capital stock of the Company calculated on a fully-diluted basis.

In accordance with the Stock Purchase Agreement and effective December 27, 2007, I. Steven Edelson, resigned as Chairman and director of the Company, Ronald M. Lambert resigned as President and Secretary of the Company, and Lawrence E. Koehler resigned as Chief Financial Officer of the Company.

Additionally, Messrs. Lambert and Koehler will continue to serve as directors of the Company until the earlier of (i) ten days following the filing and mailing of this notice to the Company’s stockholders as contemplated by the Stock Purchase Agreement, or (ii) January 14, 2008. Steven Y. Moskowitz was appointed as Chief Executive Officer, President and Director of the Company, effective December 27, 2007, and will hold the seat until the next annual stockholder meeting can be held and until his successor is duly elected and qualified.

DIRECTORS AND EXECUTIVE OFFICERS

The name of the current officer and director of the Company and the incoming director and officer, as well as certain information about them are set forth below:

Name	Age	Position

I. Steven Edelson (1) 3010 Floral Drive Northbrook, IL, 60062	48	Chairman and Director
Lawrence E. Koehler (2) 1856 Sunnyside Circle Northbrook, IL 60062	51	Chief Financial Officer and Director
Ronald M. Lambert (3) 1320 Edgewood Lane Northbrook, IL 60062	41	President, Secretary and Director
Steven Moskowitz (4) Empire State Building 350 5th Avenue Suite 2204 New York NY, 10118	43	President, Chief Executive Officer and Director

(1)	Mr. Edelson’s resignation from all offices of the Company held by him became effective on December 27, 2007.

(2)
Mr. Koehler’s resignation as a Director will become effective on the earlier of (i) ten days following the filing and mailing of this Information Statement or (ii) January 14, 2008. His resignation from all offices of the Company held by him became effective on December 27, 2007.

(3)
Mr. Lambert’s resignation as a Director will become effective on the earlier of (i) ten days following the filing and mailing of this Information Statement or (ii) January 14, 2008. His resignation from all offices of the Company held by him became e effective on December 27, 2007.

(4)	Mr. Moskowitz’s appointment as President, Chief Executive Officer and Director became effective on December 27, 2007.

Resume of Directors and Officers

I. Steven Edelson, 48, Mr. Edelson has served as a director and chairman of the Company since November 22, 2006. Mr. Edelson has been a principal of Mercantile Capital Group and a managing director of the Chicago office since 1997. Mr. Edelson has been a principal of Mercantile Capital Markets, which manages MCG, from 1997 to the present. The firm’s investment activities include private equity, direct investments in public companies, mezzanine investments in early stage companies, buyouts, project finance and bridge financings. Mr. Edelson has been involved in finance and real estate for more than 18 years. From July 1995 to present, Mr. Edelson has also served as managing director of International Facilities Group (IFG), a leading facilities development and management company. Mr. Edelson also served on the board of Services Acquisition Corp. International as vice chairman and vice president. He also served on the Business Council for the Woodrow Wilson Center and the Supervisory Committee of Urban America, and serves as a board member of several private companies: Ligos Corporation, a software company focused on solutions for video compression, Itracs, an enterprise software company focused on network infrastructure management, and MoveOnIn, Inc., a relocation and lifestyle services company. In addition, Mr. Edelson currently serves as the co-chairman and director of R&R Acquisition II, Inc., the chief executive officer and co-chairman of R&R Acquisition IV, Inc. and the chairman and director of MAP IV Acquisition, Inc., MAP VI Acquisition, Inc., and MAP VII Acquisition, Inc.

Lawrence E. Koehler, 51, has served as the chief financial officer and director of the company since November 22, 2006. Mr. Koehler also serves as chief financial officer and secretary of R&R Acquisition II, Inc, chief financial officer of MAP IV Acquisition, Inc., MAP VI Acquisition, Inc., and MAP VII Acquisition, Inc, the chief operating officer of Financial Action LLC, a financial services holding company, and serves as a consultant to Mercantile Capital Group. Over the past 5 years, Koehler has served as a financial and business consultant to private equity funds and individual investors in the areas of mergers, acquisitions, dispositions and dissolutions, buy and sell due diligence and integration of operations, and was the chief financial officer of Spirian Technologies, Inc. a leading provider of software solutions. Mr. Koehler currently serves on the board of directors of Professional Golf Car Corporation of Florida, Socrates Media LLC, and MAP IV Acquisition, Inc., MAP VI Acquisition, Inc., and MAP VII Acquisition, Inc. He is a graduate of Loyola University of Chicago, completed the Securities Industry Institute at the Wharton School of the University of Pennsylvania and is a Certified Public Accountant.

Ronald M. Lambert, 41, has served as the president, secretary and director of the company since November 22, 2006. Mr. Lambert also serves as president and secretary of MAP IV Acquisition, Inc., MAP VI Acquisition, Inc., and MAP VII Acquisition, Inc. Mr. Lambert also serves as general counsel of Financial Action LLC, a financial services holding company, chief operating officer of Quiz Kids Club, Inc., an educational software company and serves as a consultant to the Mercantile Group. From October 2004 to March 2006, Mr. Lambert served as general counsel of Telution, Inc., a software development and professional services company. From March 2006 through May 2006, Mr. Lambert served as chief counsel of CSG Systems, Inc. in a transitory capacity after CSG Systems, Inc. acquired Telution, Inc. via merger. From October 2002 through October 2004, Mr. Lambert served as an independent legal and business consultant to private equity firms and high technology companies, including telecommunications providers and software development firms. From March 2000 to October 2002, Mr. Lambert served as vice president business development and general counsel of Shoptalk Networks, Inc., a voice application developer. Mr. Lambert currently serves on the board of directors of MAP IV Acquisition, Inc., MAP VI Acquisition, Inc., MAP VII Acquisition, Inc. and Quiz Kids Club, Inc. He is a graduate of University of Michigan and DePaul University College of Law, where he graduated with honors and was a member of the Order of the Coif.

Steven Moskowitz, 43, has been working for Spongetech Delivery System Inc. as Secretary, Treasurer and a Director since June 1999. In February 2006, Mr. Moskowitz was appointed to serve as our Chief Financial Officer. Mr. Moskowitz has served as a director of RM Enterprises International, Inc. since April 2001 and as its Secretary since March 2, 2004. He has been a director of Western Power and Equipment Corp. (OTCBB) since February 11, 2003. Since June 2003, he has been director of Tiburon Capital Group, a privately held holding corporation, and since May 2000, he has served as Vice President of ERC Corp., a privately-held marketing consultant. Mr. Moskowitz is also director and President of Vanity Holdings inc. private company.  He served as Vice President, Marketing and Business Development for H. W. Carter & Sons, a distributor of children's clothing, from 1987 to 2002. He was President of the H. W. Carter & Sons division of Evolutions, Inc. from 1996 to 1997. Mr. Moskowitz served in various capacities at Smart Style Industries, a manufacturer and distributor of children's apparel, from 1986 to 1987 from sales assistant to Vice President Sales and Marketing. Mr. Moskowitz also serves as a Director of National Stem Cell, Inc. (NHGI.PK) since January 2007. He received his B.S. in Management from Touro College in 1986.

LEGAL PROCEEDINGS

The Company’s management knows of no material existing or pending legal proceedings or claims against the Company, nor is the Company involved as a plaintiff in any material proceeding or pending litigation. To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the Company’s securities, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

There is no current compensation of the Company’s directors and executive officers.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically at www.sec.gov.

MAP V ACQUISITION, INC.

The Board of Directors

January 8, 2007